UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Woodbury, Mitchell R.
   c/o Dura Pharmaceuticals, Inc.
   7475 Lusk Blvd.
   San Diego, CA  92121
   USA
2. Issuer Name and Ticker or Trading Symbol
   Dura Pharmaceuticals, Inc.
   DURA
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12-31-97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Sr. Vice President, General Counsel & Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$44.88  |12-19|A   |V|35,000     |A  |12-19|12-19|Common Stock|35,000 |       |35,000      |D  |            |
(right to buy)        |        |-97  |    | |           |   |-01* |-07  |            |       |       |            |   |            |
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Allocation from Compan|        |12-19|J(1)| |322        |A  |     |     |Common Stock|322    |       |322         |I  |(1)         |
y Deferred Compensatio|        |-97  |    | |           |   |     |     |            |       |       |            |   |            |
n Plan - Common Stock |        |     |    | |           |   |     |     |            |       |       |            |   |            |
(1)                   |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Allocation from Co. De|$54.84  |12-22|J(2)| |9,125      |A  |01-01|12-31|Common Stock|2,281  |       |9,125       |I  |(2)         |
ferred Compensation Pl|        |-97  |    | |           |   |-00 (|-02  |            |       |       |            |   |            |
an -Warrants (right to|        |     |    | |           |   |3)   |     |            |       |       |            |   |            |
 buy) (2)             |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Allocation from Co. De|$19.47  |12-19|J(4)| |335        |A  |12-19|12-29|Common Stock|805    |       |335         |I  |(4)         |
ferred Comp. Plan-Seri|        |-97  |    | |           |   |-97  |-00  |            |       |       |            |   |            |
es S Warrants (right t|        |     |    | |           |   |     |     |            |       |       |            |   |            |
o buy)(4)             |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
*Date option becomes fully vested. Option vests daily from the grant date over a 4-year period.
(1) Allocation (based upon participation and payroll deduction) of Common Stock of the Issuer received and held by the Trustee for the Company's
Deferred Compensation Plan as a result of the Issuer's exercise of its purchase option to acquire all of the outstanding Callable Common Stock of
Spiros Development Corporation ("SDCI"). Pursuant to the terms of its purchase option, the Issuer elected to pay the exercise price in shares of the
Issuer's Common Stock. Reporting person has no direct ownership in, and has no voting rights associated with, the Common Stock.
(2) Allocation (based upon participation and payroll deduction) of Warrants, which are a component of Units consisting of one share of Callable
Common Stock of Spiros Development Corporation II, Inc. ("SDCII") and one Warrant to purchase one-fourth of one share of Common Stock of the
Issuer (the "Units") which were purchased and are held by the Trustee for the Company's Deferred Compensation Plan. Source of funds for the purchase is the participant's contribution. Reporting person has no direct ownership in, and has no voting rights associated with, the Warrants, which are a component of the
Units.
(3) Warrants are exercisable from 01-01-00 or until such earlier date as the purchase option held by the Issuer to purchase all outstanding Callable
Common Stock of SDCII is exercised or expires unexercised (the "Separation Date"), unless the Separation Date is accelerated because of an
Acceleration Event, in which case the Warrants become immediately exercisable.
(4) Allocation (based upon participation and payroll deduction) of Series S Warrants of the Issuer received and held by the Trustee for the Company's Deferred Compensation Plan as a result of the Issuer's acquisition of its purchase option to acquire all of the outstanding Callable Common Stock of SDCI. Reporting person has no direct ownership in, and no voting rights associated with, the Series S Warrants.
SIGNATURE OF REPORTING PERSON
/s/ Mitchell R. Woodbury
DATE
January 9, 1998